EXHIBIT 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Guangshen Railway Company Limited

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

(1) CHANGE OF CHAIRMAN OF THE BOARD;

(2) CHANGE OF CHAIRMAN AND MEMBERS OF THE REMUNERATION COMMITTEE;

AND

(3) CHANGE OF AUTHORIZED REPRESENTATIVE

  The Board announces the following changes with effect from 31 January 2012:

(1)	Mr. Xu Xiaoming, a non-independent Director of the Company, cease to serve as the Chairman of the Board, Chairman and member of the Remuneration Committee and authorized representative of the Company, but Mr. Xu remains as a non-independent director of the Company;

(2)	Mr. Li Wenxin, a non-independent Director of the Company, was appointed as the Chairman of the Board, member of the Remuneration Committee and authorized representative of the Company; and

(3)	Mr. Lu Minlin, the independent non-executive Director of the Company, was appointed as the Chairman of the Remuneration Committee.

CHANGE OF CHAIRMAN OF THE BOARD

The board of directors (the “Board” or the “Directors”) of Guangshen Railway Company Limited (the “Company”) announces the following changes with effect from 31 January 2012:

(1)	Mr. Xu Xiaoming, a non-independent Director of the Company, cease to serve as the Chairman of the Board due to a change in work assignment, but Mr. Xu remains as a non-independent Director of the Company; and

(2)	Mr. Li Wenxin, a non-independent Director of the Company, was appointed as the Chairman of the Board, and the term of his office shall be the same as the remaining term of the sixth session of the Board of the Company.

Mr. Li Wenxin has been appointed as a non-independent Director of the Company since 10 November 2011. Please refer to the notice of the extraordinary general meeting of the Company dated 22 September 2011 for his biographical details.

CHANGE OF CHAIRMAN AND MEMBERS OF THE REMUNERATION COMMITTEE

The Board of the Company further announces the following changes with effect from 31 January 2012:

(1)	Mr. Xu Xiaoming, cease to serve as the Chairman and member of the remuneration committee under the Board (the “Remuneration Committee”);

(2)	Mr. Li Wenxin, was appointed as a member of the Remuneration Committee, with effect from 31 January 2012 until being removed by the Board; and

(3)	to comply with the forthcoming amendments to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) which will be effective on 1 April 2012, Mr. Lu Minlin, an independent non-executive Director of the Company, was appointed as the Chairman of the Remuneration Committee.

CHANGE OF AUTHORIZED REPRESENTATIVE

The Board of the Company further announces that with effect from 31 January 2012, Mr. Xu Xiaoming ceased to be an authorized representative of the Company as required under Rule 3.05 of the Listing Rules, and Mr. Li Wenxin was appointed as an authorized representative of the Company in place of Mr. Xu Xiaoming’s responsibilities and functions.

By Order of the Board Guangshen Railway Company Limited Guo Xiangdong Company Secretary

Shenzhen, the PRC

31 January 2012

As at the date of this announcement, the Board of the Company consists of:

Executive Directors

Li Wenxin

Shen Yi

Luo Qing

Non-executive Directors

Xu Xiaoming

Li Liang

Yu Zhiming

Independent Non-executive Directors

Lu Minlin

Liu Xueheng

Liu Feiming

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